SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*
Amendment No. 2

Childtime Learning Centers, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

(CUSIP Number)
168820108

Benjamin R. Jacobson
595 Madison Avenue, Suite 3100
New York, NY 10022
(212) 758-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31 , 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 33 Pages

SCHEDULE 13D

CUSIP No.: 168820108	Page 2 of 33

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JP Acquisition Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	294,200 0 294,200 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 294,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.36%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 168820108	Page 3 of 33

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JP Acquisition Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	482,171 0 482,171 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 482,171

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.78%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 168820108	Page 4 of 33

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JPAF, Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 294,200 0 294,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 294,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.36%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 168820108	Page 5 of 33

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JPAF III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 482,171 0 482,171

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 482,171

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.78%

14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No.: 168820108	Page 6 of 33

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jacobson Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 776,371 0 776,371

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 776,371

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.14%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 168820108	Page 7 of 33

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Benjamin R. Jacobson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	24,693 776,371 24,693 776,371

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 801,064

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.56%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 8 of 33

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James F. Wilson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 776,371 0 776,371

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 776,371

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.14%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 9 of 33

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael L. Fuchs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	20,320 0 20,320 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,320

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .37%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 10 of 33

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) George A. Kellner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	2,925,058 0 2,925,058 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,925,058

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.17%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 11 of 33

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wm. Brian Little

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 17,558 0 17,558

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,558

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.32%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 12 of 33

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amcito Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	17,558 0 17,558 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,558

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .32%

14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No.: 168820108	Page 13 of 33

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nathan Gantcher

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	17,558 0 17,558 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,558

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .32%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 14 of 33

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gerald L. Parsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	17,558 0 17,558 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,558

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .32%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 15 of 33

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul V. Hoagland

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	1,801 0 1,801 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,801

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .03%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 16 of 33

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bernard Matte

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 3,602 0 3,602

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,602

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 17 of 33

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barcam Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	3,602 0 3,602 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,602

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%

14	TYPE OF REPORTING PERSON* HC

SCHEDULE 13D

CUSIP No.: 168820108	Page 18 of 33

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Raymond P. Barbrick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	1,801 0 1,801 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,801

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 19 of 33

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harrison R. Horan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	3,602 0 3,602 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,602

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 20 of 33

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Walter E. Cisowski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	1,801 0 1,801 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,801

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 21 of 33

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Timothy Whelan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	1,801 0 1,801 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,801

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 22 of 33

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Dickerson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	3,602 0 3,602 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,602

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 23 of 33

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Geraldine Ann Cachat

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	720 0 720 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 720

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 24 of 33

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jamie L. Goldberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	901 0 901 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 901

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%

14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No.: 168820108	Page 25 of 33

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Trust FBO Nicholas Karlson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	961 0 961 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 961

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%

14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No.: 168820108	Page 26 of 33

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Trust U/A/D 12/21/87 FBO Sara Katherine Jacobson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [X] (a) [ ] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	1,801 0 1,801 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,801

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%

14	TYPE OF REPORTING PERSON* OO

        This Statement on Schedule 13D/A, Amendment No. 2 relates to the shares of Common Stock, no par value (the "Shares") of Childtime Learning Centers, Inc., a Michigan corporation (the "Company"), and amends and supplements the Statement on Schedule 13D (the "13D"), dated July 24, 2000, and subsequently amended on August 22, 2000 ("Amendment No. 1") which was filed on behalf of JP Acquisition Fund II, L.P., JP Acquisition Fund III, L.P., JPAF, Limited Partnership, JPAF III, LLC, Jacobson Partners, Benjamin R. Jacobson, James F. Wilson, Michael L. Fuchs, George A. Kellner, Wm. Brian Little, Amcito Partners, L.P., Nathan Gantcher, Gerald L. Parsky, Paul V. Hoagland, Bernard Matte, Barcam Holdings, Inc., Raymond P. Barbrick, Harrison R. Horan, Walter E. Cisowski, Timothy Whelan, John Dickerson, Geraldine Ann Cachat, Jamie L. Goldberg, Trust FBO Nicholas Karlson and Trust U/A/D 12/21/87 FBO Sara Katherine Jacobson (the "Reporting Persons").

        The address of the Company’s principal executive offices is 38345 West 10 Mile Road, Suite 100, Farmington Hills, MI 48335.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Item 3 is hereby amended and supplemented by adding thereto the following information:

        On August 31, 2000, the Reporting Persons exercised Option 1 (as described in Amendment No. 1) and, accordingly, acquired as a group an aggregate of 294,117 Shares at a price of $8.50 per Share for an aggregate purchase price of $2,499,994.50.

        The source of funds for the purchase of the Shares was the working capital and personal funds of the Reporting Persons.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        Item 5 is hereby amended and supplemented by adding thereto the following information:

        (a) Based on information contained in the Company’s proxy statement dated July 14, 2000, as of June 23, 2000 there were 4,931,655 shares of no par common stock of the Company issued and outstanding. Upon the exercise of Option 1 on August 31, 2000 there were 5,225,772 shares of no par common stock of the Company issued and outstanding.

        On August 31, 2000, the Reporting Persons exercised Option 1 and, accordingly, acquired an aggregate of 294,117 Shares. As a result, the Reporting Persons have acquired an aggregate of 635,589 Shares which represent approximately 12.2% of the outstanding common stock of the Company. Prior to the acquisition of such Shares by the Reporting Persons, George A. Kellner, Chairman of the Board of the Company, was the beneficial owner of 2,905,000 Shares representing 58.9 % of the outstanding common stock of the Company. Prior to the acquisition of such Shares by the Reporting Persons, Benjamin R. Jacobson, a Director of the Company, and Mr. Kellner, were each the beneficial owner of 10,000 Shares subject to presently exercisable options granted under the Company’s Director Stock Option Plan. In addition, on August 16, 2000, Messrs. Kellner and Jacobson were each granted options for the purchase of an additional 2,500 Shares under the Company’s Director Stock Option Plan, which options will not become exercisable until August 16, 2001.

        Accordingly, the Reporting Persons may be deemed to beneficially own an aggregate of 3,813,747 Shares representing approximately 69.23% of the Shares that would be outstanding assuming exercise of Option 2 and the presently exercisable options for an aggregate of 20,000 Shares held by Messrs. Jacobson and Kellner under the Company’s Director Stock Option Plan.

        The following chart sets forth the beneficial ownership of Shares by the Reporting Persons:

Name	Number of Shares to be Beneficially Owned	Percentage of Class

JP Acquisition Fund II, L.P.(1)	294,200	5.36%

JP Acquisition Fund III, L.P. (2)	482,171	8.78%

JPAF, Limited Partnership (3)	2,942	0.05%

JPAF III, LLC (4)	964	0.02%

Jacobson Partners (5)	776,371	14.14%

Benjamin R. Jacobson (6) (26)	24,693	0.45%

James F. Wilson (7)	1,302	0.02%

Michael L. Fuchs (8)	20,320	0.37%

George A. Kellner (6) (9)	2,925,058	53.17%

Wm. Brian Little (10)	17,558	0.32%

Amcito Partners L.P. (11)	17,558	0.32%

Nathan Gantcher (12)	17,558	0.32%

Gerald L. Parsky (13)	17,558	0.32%

Paul V. Hoagland (14)	1,801	0.03%

Bernard Matte (15)	3,602	0.07%

Barcam Holdings, Inc. (16)	3,602	0.07%

Raymond P. Barbrick (17)	1,801	0.03%

Harrison R. Horan (18)	3,602	0.07%

Walter E. Cisowski (19)	1,801	0.03%

Timothy Whelan (20)	1,801	0.03%

John Dickerson (21)	3,602	0.07%

Geraldine Ann Cachat (22)	720	0.01%

Jamie L. Goldberg (23)	901	0.02%

Trust FBO Nicholas Karlson (24)	961	0.02%

Trust U/A/D 12/21/87 FBO Sara Katherine Jacobson (25)	1,801	0.03%

        *Option 1 and Option 2, as referenced in the footnotes below, are described in Item 6 below.

(1)	Includes 86,143 Shares issuable pursuant to Option 2.

(2)	Includes 141,183 Shares issuable pursuant to Option 2.

(3)

Consists of JPAF, Limited Partnership’s interest as general partner in the Shares owned by JP Acquisition Fund II, L.P., including 861 Shares issuable pursuant to Option 2. In addition, JPAF, Limited Partnership may be deemed the beneficial owner of the 294,200 Shares owned by JP Acquisition Fund II, L.P.

(4)

Consists of JPAF III, LLC’s interest as general partner in the Shares owned by JP Acquisition Fund III, L.P., including 282 Shares issuable pursuant to Option 2. In addition, JPAF III, LLC may be deemed the beneficial owner of the 482,171 Shares owned by JP Acquisition Fund III, L.P.

(5)

Consists of the aggregate of 776,371 shares beneficially owned by JP Acquisition Fund II, L.P. and JP Acquisition Fund III, L.P. Jacobson Partners, as the general partner of JPAF, Limited Partnership, and as the sole member of JPAF III, LLC, may be deemed to be the beneficial owner of these Shares; however, Jacobson Partners disclaims beneficial ownership of such Shares except to the extent of its direct and indirect partnership and membership interests in such entities.

(6)

Includes 12,500 Shares issuable pursuant to stock options granted under the Company’s Director Stock Option Plan (10,000 of which are currently exercisable and 2,500 of which will be exercisable on August 16, 2001).

(7)

Included in the Shares owned by JPAF, Limited Partnership and JPAF III, LLC. In addition as a general partner of Jacobson Partners, Mr. Wilson may be deemed to be the beneficial owner of the aggregate of 776,371 Shares beneficially owned by JP Acquisition Fund II, L.P. and JP Acquisition Fund III, L.P., however Mr. Wilson disclaims beneficial ownership of such shares except to the extent of his direct and indirect partnership interest and membership interests in those entities.

(8)

Includes 5,143 Shares issuable pursuant to Option 2. In addition as trustee of Trust FBO Nicholas Karlson and Trust U/A/D 12/21/87 FBO Sara Katherine Jacobson (collectively, the “Trusts”), Mr. Fuchs may be deemed to be the beneficial owner of the aggregate of 2,762 Shares beneficially owned by the Trusts.

(9)

Includes 2,427,373 Shares owned by Childcare Associates and 437,267 Shares owned by KD Partners II. Mr. Kellner is the managing partner of Childcare Associates and the managing partner of KD Special Situations Partners, the investment general partner of KD Partners II. Does not include 160,000 Shares beneficially owned by Harold A. Lewis, the President and Chief Executive Officer of the Company, which, pursuant to a voting agreement, are to be voted by Mr. Lewis as directed by Mr. Kellner for the five-year period ending on February 6, 2001 or, if sooner, until Childcare Associates and KD Partners II beneficially own, in the aggregate, less than 25% of the then outstanding Shares. In addition, includes 5,143 Shares issuable pursuant to Option 2.

(10)

Consists of 17,558 Shares owned by Amcito Partners, L.P. of which Mr. Little is general partner; however, Mr. Little disclaims beneficial ownership of such Shares except to the extent of his direct and indirect partnership interests in such entity.

(11)	Includes 5,143 Shares issuable pursuant to Option 2.

(12)	Includes 5,143 Shares issuable pursuant to Option 2.

(13)	Includes 5,143 Shares issuable pursuant to Option 2.

(14)	Includes 526 Shares issuable pursuant to Option 2.

(15)

Consists of 3,602 Shares owned by Barcam Holdings Inc. of which Mr. Matte is President and Chief Executive Officer; however Mr. Matte disclaims beneficial ownership of such Shares except to the extent of his direct and indirect ownership interests in such entity.

(16)	Includes 1,053 Shares issuable pursuant to Option 2.

(17)	Includes 526 Shares issuable pursuant to Option 2.

(18)	Includes 1,053 Shares issuable pursuant to Option 2.

(19)	Includes 526 Shares issuable pursuant to Option 2.

(20)	Includes 526 Shares issuable pursuant to Option 2.

(21)	Includes 1,053 Shares issuable pursuant to Option 2.

(22)	Includes 210 Shares issuable pursuant to Option 2.

(23)	Includes 264 Shares issuable pursuant to Option 2.

(24)	Includes 281 Shares issuable pursuant to Option 2.

(25)	Includes 526 Shares issuable pursuant to Option 2.

(26)

As the managing general partner of Jacobson Partners, Mr. Jacobson may be deemed to be the beneficial owner of the aggregate of 776,371 Shares beneficially owned by JP Acquisition Fund II, L.P. and JP Acquisition Fund III, L.P.; however, Mr. Jacobson disclaims beneficial ownership of such Shares except to the extent of his direct and indirect partnership interests and membership interests in those entities. In addition, includes 3,573 Shares issuable pursuant to Option 2.

        (b)  See the response to 5(a)

        (c)  During the 60 days prior to the date of this filing, none of the Reporting Persons has effected any transactions in the Shares, other than the acquisition of (i) the 341,472 Shares described in Item 3 of Amendment No. 1, and (ii) the 294,117 Shares described in Item 3 above.

        (d)  No person other than those listed above has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock.

        (e)  Not applicable.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JP ACQUISITION FUND II, L.P. By: JPAF, Limited Partnership, General Partner By: Jacobson Partners, General Partner By: /s/ Benjamin R. Jacobson Benjamin R. Jacobson, Managing Partner

JP ACQUISITION FUND III, L.P. By: JPAF III, LLC, General Partner By: Jacobson Partners, Sole Member By: /s/ Benjamin R. Jacobson Benjamin R. Jacobson, Managing Partner

JACOBSON PARTNERS By: /s/ Benjamin R. Jacobson Name: Benjamin R. Jacobson, Managing Partner

JPAF, LIMITED PARTNERSHIP By: Jacobson Partners, General Partner By: /s/ Benjamin R. Jacobson Name: Benjamin R. Jacobson, Managing Partner

JPAF III, LLC By: Jacobson Partners, Sole Member By: /s/ Benjamin R. Jacobson Name: Benjamin R. Jacobson, Managing Partner

 /s/ Benjamin R. Jacobson
BENJAMIN R. JACOBSON

JAMES F. WILSON
MICHAEL L. FUCHS
GEORGE A. KELLNER
WM. BRIAN LITTLE
AMCITO PARTNERS, L.P.
NATHAN GANTCHER
GERALD L. PARSKY
PAUL V. HOAGLAND
BERNARD MATTE
BARCAM HOLDINGS, INC.
RAYMOND P. BARBRICK
HARRISON R. HORAN
WALTER E. CISOWSKI
TIMOTHY WHELAN
JOHN DICKERSON
GERALDINE ANN CACHAT
JAMIE L. GOLDBERG
TRUST FBO NICHOLAS KARLSON
TRUST U/A/D 12/21/87 FBO SARA
     KATHERINE JACOBSON

  /s/ Benjamin R. Jacobson
By:  Benjamin R. Jacobson,
as Attorney-in-Fact